Name of Offeree Copy Number

, '1 _-__ ' W

A '0

' . ' f ' a . E

J QUALITY PACE a CAFE

CONFIDENTIAL OFFERING MEMORANDUM

Roots & Vine Produce and Café, Inc.

Up to 5,350 Shares of Common Stock at $20.00 per share

Maximum Offering - 5350 Shares — 49%

Minimum Offering - 1600 Shares — 7.4 %

Minimum Purchase Per Investor- 5 Shares - 0.465